December 12, 2024

Patricia Hall
Vice President, Chief Financial Officer and Treasurer
Discover Funding LLC
800 Prides Crossing, Suite 100
Newark, Delaware 19713

        Re: Discover Funding LLC
            Discover Card Execution Note Trust
            Discover Card Master Trust I
            Registration Statement on Form SF-3
            Filed November 15, 2024
            File Nos. 333-283276, 333-283276-01 and 333-283276-02
Dear Patricia Hall:

        We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
 December 12, 2024
Page 2
Forward-Looking Statements, page iii

2. We note your statement that you do not undertake any obligation to update publicly or revise any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.
Risk Factors
Business Risks Relating to Discover's Credit Card Business
Financial regulatory reforms and enhanced prudential standards could adversely impact the issuing entity or the Class [ ]([]-[]) notes., page 52

3. We note your disclosure on page 53 that "[f]inal rules prohibiting conflicts of interest relating to securitizations . . . have not yet been adopted." Please revise your disclosure to reflect the adoption of Securities Act Rule 192 in November 2023.
The Master Trust
Master Trust Addition of Accounts, page 112

4. We note your disclosure here and elsewhere throughout the prospectus that additional accounts may be designated to the master trust if certain conditions are satisfied.
       Please revise your prospectus where appropriate to include disclosure about the nature of the review of such additional accounts performed by the depositor or sponsor as required by Rule 193 and whether the receivables related to such accounts deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets. Refer to Securities Act Rule 193 and Items 1111(a)(7), 1111(a)(8),
       and 1111(g)(8) of Regulation AB.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Komul Chaudhry at 202-551-4746 or Benjamin Meeks at
202-551-
7146 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance